

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 25, 2020

<u>Via E-mail</u>
Kenneth D. Tuchman
Chief Executive Officer
TTEC Holdings, Inc.
9197 S. Peoria Street
Englewood, CO 80112

> **Re:** **TTEC Holdings, Inc.**
> **Form 8-K**
> **Exhibit No. 10.99 – Membership Interest Purchase Agreement, dated October 26,**
> **2019, by and among Ortana Holdings, LLC, an Oregon limited liability company, First**
> **Call Resolution, LLC, an Oregon limited liability company, John Stadter, Matthew**
> **Achak, and TTEC Services Corporation, a Colorado corporation**
> **Filed October 29, 2019**
> **File No. 001-11919**

Dear Mr. Tuchman:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance